UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated September 22, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: September 22, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR RETAINS PORTER, LEVAY & ROSE INC.

VANCOUVER, BC, September 22, 2008 -- Dejour Enterprises Ltd. (Amex: DEJ / TSX-V: DEJ) announces the company has retained Porter, LeVay & Rose Inc.  This boutique firm, with over 38 year’s experience, specializes in investor relations and corporate communications. Dejour has engaged the firm to provide assistance in shareholder communications, increase market awareness, raise the company’s profile on Wall Street, and help acquire analyst coverage.

Porter, LeVay & Rose is a full-service investor relations firm based in New York City with 38 years experience, representing a variety of public and private companies and financial institutions in the US and abroad, as well as substantial experience in the mining and energy field.

Michael Porter, President of Porter, LeVay & Rose, Inc., stated, “We are very excited about representing Dejour Enterprises at this time in the energy markets and in the company’s development.  They have just announced an increase in production in the Peace River Arch, NE BC that brings their daily production to approximately 630 BOE/day. Dejour anticipates further production increases early in Q4-08, with significant development to follow in the coming winter drilling season in NE BC.  With energy prices still well above last year’s levels, we believe Dejour represents one of the energy markets more exciting investments. PLR is also closely monitoring for public conveyance Dejour’s evolution of growth in Colorado's Piceance Basin.”

Dejour Chairman and CEO Robert L. Hodgkinson said, “We are pleased to have Porter, LeVay & Rose, Inc., effectively tell our story to the investment community, our shareholders and the financial media.  Their decades of investor relations experience coupled with their special knowledge of capital markets attracted us to them. We understand the importance of this knowledge base in assisting us to convey accurately, effectively and timely the developing Dejour growth story to achieve our financial goals.”

Porter, LeVay & Rose Inc. has been retained for an initial six month period ending February 29, 2009 with a retainer of US$12,000/ month, and is extendable with the mutual consent of both parties.

In other business, Dejour has accepted the resignation of Mr. Cannaday as Director.

About Dejour

Dejour Enterprises Ltd, an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains its operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the American Stock Exchange (Amex: DEJ) and TSX Venture Exchange (TSX-V: DEJ). For further company details please refer to www.dejour.com.

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO DEJOUR ENTERPRISES LTD. Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Michael J. Porter, President Porter, LeVay & Rose, Inc. 7 Pennsylvania Plaza, Suite 810 New York, NY, 10001 Phone: 212.564.4700 Email: mike@plrinvest.com